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[LOGO]
iMagicTV
                                                                 news release


        iMagicTV Enables SaskTel to Offer Interactive Television over
                        DSL to Thousands of Subscribers

      Triple Play of Voice, Video and Data to be offered first in Regina

SAINT JOHN, NEW BRUNSWICK, CANADA -- September 12, 2002 -- iMagicTV (NasdaqSC:
IMTV and TSX: IMT), a provider of software products that allow telephone companies and other service providers to deliver interactive media services over broadband networks, today announced a commercial deployment in partnership with SaskTel, allowing approximately 80,000 households to subscribe to voice, video and data over DSL, all from one company. SaskTel is one of the leading communications providers in Canada and with this launch continues to offer innovative and advanced services to their customers.

Max Interactive Services, which includes DSL Internet and interactive television, featuring an interactive program guide as well as e-mail and Internet access, will allow SaskTel to offer a triple play of voice, video and data services. Customers will receive unlimited high speed Internet on both a television and computer, four email addresses, over twenty digital television stations, thirty CD quality music channels and Saskatchewan AM and FM radio stations. With voice, video and data services all through SaskTel, customers will receive one monthly bill for all three services and simplify the customization of those services.

"We are always looking for ways to bring innovative and cost-effective services to our customers," said Don Ching, SaskTel President and Chief Executive Officer. "With the help of iMagicTV's solution, we are able to add interactive television services to the residents of Regina. Later we will roll out the Max service to residents of Saskatoon, Prince Albert, Moose Jaw, Yorkton, Swift Current, Weyburn, Estevan and North Battleford."

"Our software platform allows SaskTel to provide a tremendous value-add to its customer base," said Gerry Pond, chief executive officer of iMagicTV. "In addition, the use of iMagicTV's Media Manager means SaskTel has the operations and administrative tools to effectively build, manage and deliver its Max service."

About iMagicTV

iMagicTV (NasdaqSC: IMTV and TSX: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home
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(FTTH) technologies.

Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, U.K., its Asia Pacific headquarters in Singapore and its U.S. headquarters in Atlanta, Georgia. For more information, visit www.imagictv.com.

About SaskTel

SaskTel is the leading full service communications company in Saskatchewan, offering complete wireline, wireless, Internet and e-business solutions over a state-of-the-art, digital network. SaskTel maintains investments in companies that provide a variety of products and services. SaskTel partners with more than 170 Saskatchewan businesses and spent more than $238 million in 2001 on materials and services from Saskatchewan suppliers. Visit SaskTel at www.sasktel.com.



Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute forward-looking statements. The words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Statements regarding iMagicTV's and SaskTel's projections or strategies also constitute forward-looking statements. Forward-looking statements reflect current views with respect to future events and are based on information currently available to the party making the statement. These statements are not guarantees of future results, performance or achievement and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed herein, general economic conditions, conditions in the telecommunications industry, and matters discussed in iMagicTV's filings with the U.S. Securities and Exchange Commission (SEC) and SaskTel's annual report, available on their website. These and other factors may cause actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Neither iMagicTV nor SaskTel undertakes any obligation to update any forward-looking statement contained in this release.

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Media Contact For iMagicTV:
Rob Begg
iMagicTV
800-660-0333
rbegg@imagictv.com

Maureen Robusto
Weber Shandwick
617-520-7262
mrobusto@webershandwick.com

Media Contact For SaskTel:
Michelle Englot, SaskTel Corporate Affairs
306- 777-4476
michelle.englot@sasktel.sk.ca